SEC FILE NUMBER
                                                                      000-29486

								   CUSIP NUMBER
                                                                    589981 10 9


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D. C.  20549


                                     FORM 12b-25


                             NOTIFICATION OF LATE FILING

(Check One):
     |X|  10-K  |_|  Form 20-F  |_|  Form 11-K  |_|  Form 10-Q  |_|  Form 10-D
     |_| Form N-SAR  |_|  Form N-CSR

                         For Period Ended:  December 31, 2005
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                         [   ] Transition Report on Form 10-K
                         [   ] Transition Report on Form 20-F
                         [   ] Transition Report on Form 11-K
                         [   ] Transition Report on Form 10-Q
                         [   ] Transition Report on Form N-SAR
                         [   ] Transition Report on Form N-CSR
                         For the Transition Period Ended: ________________
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Read instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
--------------------------------

Full Name of Registrant:  MERGE TECHNOLOGIES INCORPORATED

Former Name, if Applicable:  NA

Address of Principal Executive Office (Street and Number): 6737 West Washington Street, Suite 2250

City, State and Zip Code:  Milwaukee, Wisconsin  53214


PART II - RULES 12b-25(b) AND (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following
should be completed. (Check box if appropriate) [   ]

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

	(c)	The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached, if applicable.


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PART III - NARRATIVE
---------------------

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have not completed our financial statements for the year ended December 31, 2005. Accordingly, we did not file our Form 10-K on March 16, 2006 and do not expect to file our Form 10-K by March 31, 2006, so we did not request a 15-day extension permitted by Rule 12b-25 under the Securities Act of 1934, as amended. The reason for the delay relates to revenue recognition and tax accounting matters relating to the merger of the Company and Cedara Software Corp. in June 2005. An additional reason for the delay has been the investigation of anonymous complaints received by us. In accordance with our policies, the Audit Committee of the Board of Directors is conducting a review of each of the communications. The Audit Committee has retained independent advisors to assist in those reviews.

In addition:

	- We have not completed our assessment of internal control over financial reporting. Based upon our work to date, we anticipate that we will report material weaknesses in our internal control over financial reporting.

	- Our registration statement on Form S-3 relating to issuance of our common stock upon exchange of exchangeable shares of Merge/Cedara ExchangeCo Ltd is hereby suspended, and no shares of Merge's Common Stock may be issued for exchangeable shares until further notice.


PART IV - OTHER INFORMATION
----------------------------

(1)	Name and telephone number of person to contact in regard to this
	notification:

                   Scott T. Veech     (414)            977-4264
		 -----------------  -----------  ---------------------
                      (Name)        (Area Code)   (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of
	the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the Registrant was required to file such reports)
        been filed?  If answer is no, identify report(s).  [ X ] Yes [   ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
	report or portion thereof?  [ X ] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 16, 2006, our management and the Audit Committee of our Board of Directors concluded that its previously issued financial statements for the quarters ended June 30, 2005, and September 30, 2005, as contained in Merge's Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005, and September 30, 2005, should no longer be relied upon.

We have determined that approximately $3.8 million of additional tax liability needs to be recorded as of June 30, 2005, relating to the merger with Cedara Software Corp., with an approximate $2.5 million increase to goodwill and an approximate $1.3 million increase to income tax expense for the quarter ended June 30, 2005. We have determined that we will need to make an adjustment to reduce revenue by approximately $800,000 because we were unable to establish Vendor Specific Objective Evidence ("VSOE") of fair value primarily for maintenance on certain contracts related to the direct business associated with our merger. Such amount will be recorded as a reduction in net sales and an increase in deferred revenue. In addition, we determined that we need to make an adjustment of approximately $200,000 relating to the accounting for a single customer credit.

Accordingly, we will need to make a downward adjustment of net sales of approximately $500,000 in the second quarter and an additional $500,000 in the third quarter. We have not yet completed our review, and there may be additional adjustments.


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The Audit Committee has discussed these matters with our independent accountants, KPMG LLP. KPMG has not yet completed its audit for the year ended December 31, 2005.

Further, information relating to non-reliance on the previously issued financial statements may be found in our Current Report on Form 8-K being filed today with the Securities and Exchange Commission.


                        MERGE TECHNOLOGIES INCORPORATED
		       ---------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 17, 2006  By: /s/ Richard A. Linden
                           -------------------------------------------
		            Richard A. Linden
			    President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.


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